UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):  X  Form 10-KSB __ Form 20-F X Form 10-QSB __ Form N-SAR
             ---

For period ended: September 30, 2003

            [ ] Transition Report on Form 10-K and Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q and Form 10-QSB
            [ ] Transition Report on Form N-SAR
            For the transition period ended




SEC File Number 0-23153

CUSIP Number - 75961Q 10 1

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________

                        PART I-REGISTRANT INFORMATION

REMOTEMDX, INC.
--------------------------------------
Full Name of Registrant

5095 West 2100 South
Salt Lake City, Utah 84120
(801) 974-9474
--------------------------------------
Address and telephone number of
principal executive office

                       PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]                        (a) The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]                        (c) The accountant's statement or other exhibit
                               required by Rule 12b-25(c) has been attached if applicable.


                               PART III-NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

                The Company was unable to file its Annual Report on Form 10-KSB for the year ending September 30, 2003 due to additional work required to complete the annual audit of its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Annual Report on Form 10-KSB, without unreasonable effort or expense.


                          PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael G. Acton, CFO           (801)            974-9474
       (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months(or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer
     is no, identify report(s).     X   Yes       No
                                   ---        ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      __ Yes        X   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 REMOTEMDX, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   December 30, 2003            By:  /s/ Michael G. Acton
                                    ---------------------------------
                                    Michael G. Acton, Chief Financial Officer